# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yarrow Bioscience, Inc., CIK 0001566044
CUSIP: 92941V407
Title of class of securities: Common stock, par value $0.0001
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 07/27/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002147397

## Reporting persons
- RTW Fund Group GP, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 266,307; sole dispositive power 0; shared dispositive power 266,307; aggregate amount beneficially owned 266,307 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of a beneficial ownership limitation of 9.99%.
- Roderick Wong: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 266,307; sole dispositive power 0; shared dispositive power 266,307; aggregate amount beneficially owned 266,307 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of a beneficial ownership limitation of 9.99%.

## Item 1. Issuer
Name of issuer: Yarrow Bioscience, Inc.
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, CT 06513

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) RTW Fund Group GP, LLC ("RTW Fund Group"), a Delaware limited liability company and the manager of a certain entity ("RTW Entity"), with respect to shares of Common Stock, par value $0.0001 per share (the "Shares") of Yarrow Bioscience, Inc. (the "Company") directly held by RTW Entity; and

(ii) Roderick Wong, M.D. ("Dr. Wong"), the Managing Member of RTW Fund Group, with respect to the Shares directly held by RTW Entity.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.
Citizenship: RTW Fund Group is a Delaware limited liability company. Dr. Wong is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5 - 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The percentages set forth in Row 11 of the cover pages are calculated based upon 2,669,788 Shares outstanding as of July 29, 2026, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2026.
Percent of class:
RTW Fund Group: 9.99%
Dr. Wong: 9.99%
Sole power to vote or to direct the vote:
RTW Fund Group: 0
Dr. Wong: 0
Shared power to vote or to direct the vote:
RTW Fund Group: 266,307
Dr. Wong: 266,307
Sole power to dispose or to direct the disposition:
RTW Fund Group: 0
Dr. Wong: 0
Shared power to dispose or to direct the disposition:
RTW Fund Group: 266,307
Dr. Wong: 266,307

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. RTW Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- RTW Fund Group GP, LLC: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Member (07/30/2026)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (07/30/2026)